SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 11)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                                 ULTRATECH, INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    010807158
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                                 (CUSIP NUMBER)

 TIMOTHY TENAGLIA, 140 BROADWAY, 38TH FLOOR, NEW YORK, NY 10005, (212) 509-3111
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICE AND COMMUNICATIONS)

                                NOVEMBER 24, 2008
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 010807158                 13D/A                      Page 2 of 6 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TEMUJIN FUND MANAGEMENT, LLC
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2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                      (a)
                                                                  (b)   |X|
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3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
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    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER                 1,772,672
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER            1,772,672
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,772,672
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.55%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                 13D/A                      Page 3 of 6 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MARCO BATTAGLIA
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                      (a)
                                                                  (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER                 1,772,672
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER            1,772,672
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,772,672
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.55%
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14.   TYPE OF REPORTING PERSON*

      IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                 13D/A                      Page 4 of 6 Pages


ITEM 4 PURPOSE OF TRANSACTION

Item 4 is amended by the following:

      The Reporting Persons disposed of the Common Stock of the Issuer in the ordinary course of business. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations. The Reporting Persons expect to acquire or dispose of additional Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended by the following:

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 1,772,672 shares of Common Stock as of November 24, 2008, which represents 7.55% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of October 27, 2008 on its Form 10-Q as filed with the Commission on November 5, 2008. The amount of outstanding shares of Common Stock on such Annual Report was 23,482,378.

                                Sole     Shared      Sole           Shared
                                Voting   Voting      Dispositive    Dispositive
                                Power    Power       Power          Power
-------------------------------------------------------------------------------
Temujin Fund Management, LLC             1,772,672                  1,772,672
Marco Battaglia                          1,772,672                  1,772,672

      The aggregate amount of shares owned by the Reporting Persons is 1,772,672.

      (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons since the last Schedule 13D/A filed on November 4, 2008.

CUSIP No. 010807158                 13D/A                      Page 5 of 6 Pages


      Since the last Schedule 13D/A filed on November 4, 2008, the Reporting Persons effected the following sales of shares of Common Stock in open market transactions:

            DATE                SHARES SOLD                PRICE
            ----                -----------                -----
          11/05/08                 8,900                   14.51
          11/06/08                 7,500                   13.70
          11/07/08                 6,448                   13.76
          11/10/08                 5,125                   13.89
          11/10/08                  200                    13.86
          11/11/08                 6,700                   13.21
          11/12/08                 7,949                   12.71
          11/13/08                 11,800                  12.66
          11/14/08                 9,502                   13.35
          11/17/08                 8,900                   12.69
          11/18/08                 4,500                   12.35
          11/21/08                 46,700                  11.08
          11/24/08                 26,308                  12.23
          11/24/08                100,000                  12.44
          11/24/08                 7,400                   12.44
          11/24/08                  900                    12.45
          11/25/08                 4,478                   12.19
          11/25/08                 50,000                  12.29

      (d) - (e): Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by the following:

      Joint Filing Agreement, dated as of November 26, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

CUSIP No. 010807158                 13D/A                      Page 6 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    November 26, 2008
                                    -----------------
                                    Date

                                    TEMUJIN FUND MANAGEMENT, LLC

                                    /s/ Marco Battaglia
                                    -------------------
                                    Signature

                                    Marco Battaglia, Chief Executive Officer
                                    ----------------------------------------
                                    Name/Title

                                    November 26, 2008
                                    -----------------
                                    Date

                                    MARCO BATTAGLIA

                                    /s/ Marco Battaglia
                                    -------------------
                                    Signature

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of November 26, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ultratech, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 26, 2008.

                                    November 26, 2008
                                    -----------------
                                    Date

                                    TEMUJIN FUND MANAGEMENT, LLC

                                    /s/ Marco Battaglia
                                    -------------------
                                    Signature

                                    Marco Battaglia, Chief Executive Officer
                                    ----------------------------------------
                                    Name/Title

                                    November 26, 2008
                                    -----------------
                                    Date

                                    MARCO BATTAGLIA

                                    /s/ Marco Battaglia
                                    -------------------
                                    Signature